Exhibit 3.1(i).2
THIRD ARTICLES OF AMENDMENT
TO
RESTATED ARTICLES OF INCORPORATION
OF
LOUD TECHNOLOGIES INC.
     Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the following Third Articles of Amendment to the Restated Articles of Incorporation are herewith submitted for filing.
ARTICLE I.
     Article II, Section 2.1 is hereby amended by deleting Section 2.1 in its entirety and replacing it with the following:
     2.1 Authorized Capital. Without regard to any other provision of these Restated Articles of Incorporation, each one (1) share of issued and outstanding Common Stock and each one (1) share of Common Stock reserved for future issuance under a stock option or warrant immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-fifth (1/5th) of a fully-paid and non-assessable share of Common Stock, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares of Common Stock shall be issued to any holder, and that instead of issuing such fractional shares of Common Stock, the Corporation shall pay in cash, as of the time this amendment becomes effective, an amount equal to the product of the closing trading price of one share of Common Stock on the Nasdaq Capital Market on the business day immediately prior to the day the adjustment to the number of shares of Common Stock is made to the books of the Corporation.
     The total number of shares which this Corporation is authorized to issue is 17,000,000, consisting of 12,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.
ARTICLE II.
     All other provisions of the Restated Articles of Incorporation of the Corporation, as amended, shall remain in full force and effect.
ARTICLE III.
     The date of adoption of this amendment was: May 1, 2008.
ARTICLE IV.
     The amendment was adopted by the directors in accordance with the provisions of RCW 23B.10.030.
ARTICLE V.
     The amendment was adopted by the shareholders in accordance with the provisions of RCW 23B.10.040 on June 30, 2008.

ARTICLE VI.
     These Articles will be effective upon filing.
     DATED this 30th day of June, 2008.

LOUD TECHNOLOGIES INC.
/s/ James T. Engen
James T. Engen
Chairman, President and Chief Executive Officer